SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 20, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)

                                  By:  /s/ Ilan Pacholder
                                       --------------------------------------
                                       Name:  Ilan Pacholder
                                       Title:  Corporate Secretary

Dated:  January 20, 2004

                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

        1.                 Press release dated January 20, 2004.

                                    EXHIBIT 1

Elbit Systems Awarded Orders For Electronic And Electro-Optical Equipment For
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Merkava Mark IV Main Battle Tanks
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Order Valued at $20,000,000

HAIFA, ISRAEL, JANUARY, 20, 2004 - ELBIT SYSTEMS LTD. (NASDAQ: ESLT) today announced that it has been awarded orders from the Israel Ministry of Defense to supply electronic and electro-optical systems for the Israel Defense Forces
(IDF) Merkava Mark IV Main Battle Tank. The orders are valued at approximately $20 million.

Elbit Systems is the leading supplier of combat systems for the IDF Merkava Mark IV tanks, including the Fire Control System, Turret and Gun Drive System, Battle Management System (BMS) and Crew Protection systems.

The equipment developed by Elbit Systems for the Merkava Mark IV tanks is of the latest generation, based on the Company's extensive experience in the area of armored vehicles, including systems for previous generations of the Merkava tanks, meeting IDF's current and future needs.

ABOUT ELBIT SYSTEMS

ELBIT SYSTEMS LTD. IS AN INTERNATIONAL DEFENSE ELECTRONICS COMPANY ENGAGED IN A WIDE RANGE OF DEFENSE-RELATED PROGRAMS THROUGHOUT THE WORLD, IN THE AREAS OF AEROSPACE, GROUND AND NAVAL SYSTEMS, COMMAND, CONTROL, COMMUNICATIONS, COMPUTERS AND INTELLIGENCE (C4I), ADVANCED ELECTRO-OPTIC AND SPACE TECHNOLOGIES. THE COMPANY FOCUSES ON THE UPGRADING OF EXISTING MILITARY PLATFORMS AND DEVELOPING NEW TECHNOLOGIES FOR DEFENSE AND HOMELAND SECURITY APPLICATIONS.

CONTACTS

Ilan Pacholder, VP Finance                       Marilena LaRosa
Elbit Systems Ltd                                The Anne McBride Company
Tel:  972-4 831-6632                             Tel: 212-983-1702 ext. 208
Fax: 972-4 831-6659                              Fax: 212-983-1736
Pacholder@elbit.co.il                            mlarosa@annemcbride.com




         STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.